UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: February 5, 2018

Commission File Number 001-35345

PACIFIC DRILLING S.A.

8-10, Avenue de la Gare

L-1610 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Yes ☐	No 

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Yes ☐	No 

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No 

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Background

In January 2018, Pacific Drilling S.A. (the “Company” and, together with its subsidiaries, the “Companies”, “we” or “our”) executed non-disclosure agreements (“NDAs”) with certain unaffiliated beneficial holders (collectively, the “Creditors”) of the 7.25% Senior Secured Notes due 2017 issued by Pacific Drilling V Ltd, an indirect, wholly-owned subsidiary of the Company (“2017 Notes”), the Term Loan B maturing 2018 borrowed by the Company (“2018 TLB”) and the 5.375% Senior Secured Notes due 2020 issued by the Company (“2020 Notes” and, together with the 2017 Notes and 2018 TLB, the “Indebtedness”) to facilitate discussions between Quantum Pacific (Gibraltar) Limited (“QP”), the Company’s controlling shareholder, and the Creditors concerning the restructuring of the Companies’ capital structure (the “Restructuring”).

Pursuant to the NDAs, the Company agreed to disclose publicly after a specified period, if certain conditions were met, that QP, the Company and the Creditors had engaged in discussions concerning the Companies’ capital structure and information regarding such discussions.

As of the date hereof, the discussion period has elapsed and the Creditors have not agreed to extend their NDAs.  The information included in this Form 6-K is being furnished, in part, to satisfy the Company’s public disclosure obligations under the NDAs.

Included herein as Exhibit 99.1 to this Form 6-K is a presentation (the “QP Proposal”) containing the proposal that was made by QP to the Creditors.  Included herein as Exhibit 99.2 to this from 6-K is a presentation (the “Ad Hoc Group Counter Proposal”) containing the Creditors’ counter proposal.  Included herein as Exhibit 99.3 to this Form 6-K is a summary chart of the proposals and counter proposals between the Company, QP and the Creditors (the “Proposal Summary”).

As more fully described in the Exhibits, in connection with discussions regarding a potential Restructuring, on January 16, 2018, QP proposed to: (i) extend the maturity of (a) the Revolving Credit Facility borrowed by the Company (the “RCF”) from 2018 to 2023 and (b) the Senior Secured Credit Facility borrowed by Pacific Sharav S.à r.l. and Pacific Drilling VII Ltd., both indirect, wholly-owned subsidiaries of the Company (the “SSCF”), from 2019 to 2024 and (ii) equitize all of the Indebtedness.  Under this proposal, the Company’s current common shareholders would retain approximately 6% of the post-reorganization equity of the Company (subject to dilution from new equity raise, the warrants and contingent value rights (“CVRs”)) and obtain 7-year warrants to purchase an additional 15% of the equity of the Company.  QP also proposed that the Company raise $200 million in new equity through a rights offering, fully backstopped by QP at an agreed fixed price with the investors in the rights offering receiving an aggregate of approximately 31% of the post-reorganization equity of the Company, before backstop fees. QP’s proposal also provided that QP would receive a backstop fee of 2%, consulting fee of 1% and a structuring fee of 1%, of the post-reorganization equity of the Company, all subject to dilution from the warrants and the CVRs. Lastly, QP’s proposal also included CVRs based on successful arbitration/settlement of the Zonda claim with the structure of the CVRs to be determined at a later time. QP’s proposal would have resulted in the Creditors receiving approximately 61% of the post-reorganization equity of the Company.

In response to the QP Proposal, on January 30, 2018, the Creditors proposed that the Creditors receive approximately 97.5% of the post-reorganization equity of the Company, with the current equity-holders to retain approximately 2.5% of the post-reorganization equity and receive warrants to purchase approximately 10% of the equity of the Company. The counter proposal also provided for the warrants to have a shorter tenor and no change of control protections.  The Creditors’ counter proposal included an extension of the maturities of the RCF and the SSCF to 2023 and 2024, respectively, but did not include the raising of additional equity or the CVRs.

Neither the QP proposal, the Creditors’ counter proposal nor any other proposal discussed between the Company, QP and the Creditors is legally-binding or indicative of the terms of any Restructuring that may occur in the future.

There is no consensus currently between the Company, QP and the Creditors as to the terms of any Restructuring.

The Company intends to make its management team and advisors available to continue discussions with the Creditors, other stakeholders and their respective representatives concerning a potential Restructuring, subject to satisfactory confidentiality assurances.

The information contained in this Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference into any of the Company’s filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date hereof and regardless of any general incorporation language in such filings, except to the extent expressly set forth by specific reference in such a filing. The filing of this Form 6-K shall not be deemed an admission as to the materiality of any information herein.

Disclosure Regarding Forward-Looking Statements

Certain statements and information contained herein constitute “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, and are generally identifiable by the use of words such as “believe,” “estimate,” “expect,” “forecast,” “our ability to,” “plan,” “potential,” “projected,” “target,” “would,” or other similar words, which are generally not historical in nature. The forward-looking statements speak only as of the date hereof, and we undertake no obligation to publicly update or revise any forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise.

Our forward-looking statements express our current expectations or forecasts of possible future results or events, including our future financial and operational performance; revenue efficiency levels; market outlook; forecasts of trends; future client contract opportunities; contract dayrates; our business strategies and plans and objectives of management; estimated duration of client contracts; backlog; our ability to repay our debt; expected capital expenditures and projected costs and savings.

Although we believe that the assumptions and expectations reflected in our forward-looking statements are reasonable and made in good faith, these statements are not guarantees and actual future results may differ materially due to a variety of factors. These statements are subject to a number of risks and uncertainties, many of which are beyond our control.

Important factors that could cause actual results to differ materially from our expectations include: the global oil and gas market and its impact on demand for our services; the offshore drilling market, including reduced capital expenditures by our clients; changes in worldwide oil and gas supply and demand; rig availability and supply and demand for high-specification drillships and other drilling rigs competing with our fleet; costs related to the stacking of rigs; our ability to enter into and negotiate favorable terms for new drilling contracts or extensions; our substantial level of indebtedness; possible cancellation, renegotiation, termination or suspension of drilling contracts as a result of mechanical difficulties, performance, market changes or other reasons; our ability to continue as a going concern in the long term, including our ability to confirm a plan of reorganization that restructures our debt obligations to address our liquidity issues and allows emergence from our Chapter 11 proceedings; our ability to obtain Bankruptcy Court approval with respect to motions or other requests made to the Bankruptcy Court in our Chapter 11 proceedings, including maintaining strategic control as debtor-in-possession; our ability to negotiate, develop, confirm and consummate a plan of reorganization; the effects of our Chapter 11 proceedings on our operations and agreements, including our relationships with employees, regulatory authorities, customers, suppliers, banks and other financing sources, insurance companies and other third parties; the effects of our Chapter 11 proceedings on our Company and on the interests of various constituents, including holders of our common shares and debt instruments; Bankruptcy Court rulings in our Chapter 11 proceedings as well as the outcome of all other pending litigation and arbitration and the outcome of our Chapter 11 proceedings in general; the length of time that we will operate under Chapter 11 protection and the continued availability of operating capital during the pendency of the proceedings; risks associated with third-party motions in our Chapter 11 proceedings, which may interfere with our ability to confirm and consummate a plan of reorganization and restructuring generally; increased advisory costs to execute a plan of reorganization; our ability to access adequate debtor-in-possession financing or use cash collateral; the potential adverse effects of our Chapter 11 proceedings on our liquidity, results of operations, or business prospects; increased administrative and legal costs related to our Chapter 11 proceedings and other litigation and the inherent risks involved in a bankruptcy process; the cost, availability and access to capital and financial markets, including the ability to secure new financing after emerging from our Chapter 11 proceedings;  and the other risk factors described in the Company’s filings with the SEC, including the Company’s Annual Report on Form 20-F and Current Reports on Form 6-K.

These documents are available through the Company’s website at www.pacificdrilling.com or through the website of the U.S. Securities & Exchange Commission at www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pacific Drilling S.A. (Registrant)
Dated: February 5, 2018	By:	/s/ Paul T. Reese
Paul T. Reese Chief Executive Officer

Index of Exhibits

Exhibit Number	Description of Exhibit

Exhibit 99.1	QP Proposal provided to the Creditors
Exhibit 99.2	Creditors’ Counter Proposal
Exhibit 99.3	Proposal Summary Chart